Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT IN RELATION TO FREIGHT RATE ADJUSTMENTS

Reference is made to the announcement issued by Guangshen Railway Company Limited (the “Company”) on 18 February 2013 in relation to possible freight rate adjustments.

The Company hereby announces that in accordance with the Notice regarding the Adjustment on the Rail Freight Rates issued by the National Development and Reform Commission and the Ministry of Railways, the average freight rate for commercial operation railway lines within the country, which adopt unified freight rates, has been increased by RMB0.015 per tonne per kilometer since 20 February 2013. After preliminary assessment, the freight rate adjustments have no material impact on the operating performance of the Company.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary

Shenzhen, the PRC, 21 February 2013

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming